UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693149106

(CUSIP Number of Class of Securities)

Joseph A. Vitiritto
President and Chief Executive Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770
(479) 361-9111

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Courtney C. Crouch, III, Esq.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 West Capitol, Ste. 1800

Little Rock, Arkansas 72201

Telephone: (501) 688-8822

Facsimile: (501) 918-7822

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$7,400,000	$808

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 200,000 shares of common stock at the maximum tender offer price of $37.00 per share.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $808	Filing Party: P.A.M. Transportation Services, Inc

Form or Registration No.: Schedule TO-I	Date Filed: July 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ii

AMENDMENT NO. 1 TO SCHEDULE TO

P.A.M. Transportation Services, Inc., a Delaware corporation (“PAM” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 27, 2021 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 200,000 shares of its common stock, par value $0.01 per share (the “common stock”) (as adjusted for the Company’s previously announced 2-for-1 forward split of its common stock in the form of a 100% stock dividend payable on August 16, 2021, to stockholders of record on July 30, 2021 (the “Stock Split”)) at a price not greater than $37.00 nor less than $32.00 per share (as adjusted for the Stock Split), net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the original Offer to Purchase, dated July 27, 2021 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”). The Offer expires at 5:00 p.m., Eastern Time, on August 26, 2021, unless the Offer is extended or terminated.

The number of shares of common stock subject to the Offer and the per share price range for the Offer reflect the number of shares of the Company’s common stock that will be outstanding and the resulting adjustment to trading price of the common stock in the market after the Stock Split is effected on August 16, 2021. All shares tendered in response to the Offer will be deemed to be on a post-split basis, and thus no adjustment will be made to the number of tendered shares. By way of example only, a stockholder who owns 100 shares of common stock on July 30, 2021, and wishes to tender all of his, her or its shares should tender 200 shares of common stock in response to the Offer to Purchase, as the stockholder will own 200 shares of common stock following the Stock Split.

Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

All information set forth in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to incorporate the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 6, 2021. Accordingly, Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Schedule TO and the Offer to Purchase, are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On August 6, 2021, the Company filed a Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. The report is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)	Quarterly Report on Form 10-Q of P.A.M. Transportation Services, Inc. for the quarter ended June 30, 2021 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 6, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2021	P.A.M. TRANSPORTATION SERVICES, INC.

	By:	/s/ Allen West
	Name:	Allen West
	Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated July 27, 2021.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 27, 2021.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 27, 2021.

(a)(1)(F)*	Press Release dated July 27, 2021.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Quarterly Report on Form 10-Q of P.A.M. Transportation Services, Inc. for the quarter ended June 30, 2021 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 6, 2021).

(b)(1)	Second Amended and Restated Loan Agreement, dated August 12, 2020 by and among P.A.M. Transport, Inc., First Horizon Bank (formerly First Tennessee Bank National Association) and the Company (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 6, 2020).

(b)(2)	Fifth Amended and Restated Consolidated Revolving Credit Note, dated January 25, 2019, by P.A.M. Transport, Inc. in favor of First Tennessee Bank National Association (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on January 31, 2019).

(b)(3)	Amended and Restated Security Agreement dated March 28, 2016 by between P.A.M. Transport, Inc. and First Tennessee Bank National Association (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on April 1, 2016).

(b)(4)	First Amendment to Amended and Restated Security Agreement, dated January 25, 2019, by and between P.A.M. Transport, Inc. and First Tennessee Bank National Association (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on January 31, 2019).

(b)(5)	Fifth Amended and Restated Guaranty Agreement of the Company, dated January 25, 2019, in favor of First Tennessee Bank National Association (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed on January 31, 2019).

(d)(1)	2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A, dated April 18, 2014).

(d)(2)	Employment Agreement between the Company and Joseph A. Vitiritto, dated August 4, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on August 5, 2020).

(d)(3)	Employment Agreement between the Company and Allen W. West, dated March 7, 2019 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on March 11, 2019).

(g)	Not Applicable.

(h)	Not Applicable.

*Previously filed.